EXHIBIT 23.1

CONSENT OF KPMG LLP

The Board of Directors
Sagent Technology, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-3 of Sagent Technology, Inc. to be filed on or around December 31, 2002 of our report dated February 1, 2002 with respect to the consolidated balance sheets of Sagent Technology, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for the years then ended, and the related financial statement schedule as of and for the years ended December 31, 2001 and 2000, which report appears in the December 31, 2001 annual report on Form 10-K of Sagent Technology, Inc.

We also consent to the reference to our firm under the heading “Experts” in this prospectus.

/s/    KPMG LLP

Mountain View, California
December 27, 2002